SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL Announces Updated Five-Year Financial Plan

São Paulo, January 14, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“Company” or “GOL”), a leading domestic airline in Brazil, today disclosed a revised 5-Year Financial Plan (the "Revised 5-Year Plan" or the "5-Year Plan") that is expected to serve as the foundation for the Company's standalone legal plan of reorganization under Chapter 11 (the "Plan of Reorganization").

“We are pleased to be taking another step forward in our financial restructuring plan. Since commencing this process last year, we have secured lessor concessions, addressed maintenance and past-due liabilities, launched a profit improvement plan, and reached agreements with key stakeholders which, when implemented through the Plan of Reorganization, will deleverage GOL’s balance sheet.” said Celso Ferrer, GOL´s Chief Executive Officer.

Revised 5-Year Plan

The updated GOL 5-Year Plan, which uses a foreign exchange rate of R$ 6.04 to reflect the current macro environment, includes details on the Company's continuing efforts to improve operational and financial performance. The 5-Year Plan demonstrates GOL's commitment towards expanding its network, both domestically and internationally and projects the growth of the Company's fleet to 167 aircraft by 2029 while investing in its existing fleet in the near term.

The 5-Year Plan assumes (i) the approval of the Plan of Reorganization as filed with the U.S. Bankruptcy Court on December 9, 2024; (ii) the conversion of a significant portion of GOL’s financial debt into equity in accordance with the terms previously disclosed by GOL (“Conversion”); and (iii) the successful completion of a planned US$ 330 million exit equity capital raise, combined with a US$1.54 billion new 5-year exit debt financing raise, with the aim of repaying the existing debtor-in-possession financing and to add incremental liquidity to GOL’s balance sheet. Net leverage is expected to see substantial improvement as a result of the Company rebuilding its lines of flying and EBITDA production to normal levels by 2026, reaching 2.7x by year-end 2027 and 1.9x by year- end 2029.

The Conversion described above is expected to result in a significant dilution of GOL’s existing shares (subject to the shareholders' preemptive rights as provided by Brazilian law).

As part of GOL's ongoing financial restructuring process, the Company has provided certain key stakeholders with financial reports and updates that may constitute material non-public information. As a result, GOL is issuing this press release while simultaneously publishing materials used to support its discussions with prospective participants in its ongoing capital raise on its investor relations website: https://ri.voegol.com.br/en/.

The presentation and this press release contain “forward-looking statements,” including the GOL 5-Year Plan. Forward-looking statements concern future circumstances and results and other statements that are not historical facts. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These forward-looking statements are based upon current beliefs, expectations and assumptions and involve a number of risks, uncertainties and contingencies that can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. Such statements, estimates and projections reflect various assumptions by the management of GOL concerning anticipated results, which assumptions may or may not prove to be correct. GOL does not have any obligation to update any such information. Investors are cautioned not to make investment decisions based on such forward-looking statements, as actual results may differ materially from those expressed or implied therein.

The presentation and this press release do not constitute or form part of any offer or invitation to purchase, otherwise acquire, issue, subscribe for, sell or otherwise dispose of any of GOL’s securities, nor any solicitation of any offer to purchase, otherwise acquire, issue, subscribe for, sell, or otherwise dispose of any such securities.

1

Material Fact

Plan of Reorganization

On December 9, 2024, the Company filed its initial proposed Plan of Reorganization and related disclosure statement with the U.S. Bankruptcy Court. The Company will be seeking Court approval of the disclosure statement and the commencement of voting on the Plan at a hearing before the Bankruptcy Court scheduled for February 13, 2025.

If, and when, the disclosure statement is approved by the Bankruptcy Court, GOL will commence a process to solicit votes on the Plan, through Kroll as voting agent, to obtain sufficient votes for confirmation of the Plan. Once approved by the Bankruptcy Court, the procedures for voting on the Plan and relevant dates and information will be made available on Kroll's website and disclosed to the market in accordance with applicable legislation.

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as its U.S. restructuring counsel, Seabury Securities LLC as financial advisor and investment banker, and AlixPartners, LLP as financial advisor. In addition, Lefosse Advogados is serving as the Company's Brazilian counsel.

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

U.S. Media Contact

Joele Frank, Wilkinson Brimmer Katcher Leigh Parrish / Jed Repko

lparrish@joelefrank.com / jrepko@joelefrank.com

+1 212 355 4449

South America Media Contact

In Press Porter Novelli

gol@inpresspni.com.br

GOL Investor Relations ir@voegol.com.br www.voegol.com.br/ir

2

Material Fact

Exhibit I

3

GOL
PR-GUO

GOL Roadshow Investment Material

January 2025

Presentation For Public Side Parties

Securities transactions conducted through our affiliate, Seabury Securities LLC, Member: FINRA/SIPC
Confidential – not for third party distribution © Seabury Securities LLC 2025

Important Disclaimer

GOL

These materials, and any oral or video presentation that may supplement them (collectively, the "materials") are being provided to you ("You" or the "Party") on a confidential basis by Seabury and GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries and affiliates (the ("Company") (Seabury and the Company being collectively, the "Disclosing Parties"). The information used in preparing the materials was obtained from or through the Company and/or one or more other sources, and the Disclosing Parties make no representations as to the accuracy or completeness of such information and expressly disclaims any liability associated therewith. No representation or warranty (express or implied) is made by Seabury or the Company as to the accuracy or completeness of the information contained in the materials. Nothing contained in this presentation is, or shall be relied upon, as a promise or representation as to the past or the future, and under no circumstances is the material and information included herein to be considered an offer by Seabury or the Company. Any representation by the Company shall be set forth exclusively in any final documentation. The Disclosing Parties assume no responsibility for independent verification or such information and has relied on such information being true, complete and accurate. Any analyses contained herein (as well as any suggestions or recommendations contained herein and/or derived from the content of the materials) are preliminary in nature, speak as of the date hereof, and are subject to reconsideration and modification. Any statements and estimates contained in the materials constitute the Disclosing Parties' judgement and should be regarded as indicative, preliminary and for illustrative purposes only. In addition, our analyses are not and do not purport to be appraisals of the assets, stock, or business of the Company or opinions concerning the fairness of any proposal that may be referred to herein. The materials are not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation with respect to any transaction or other matter. Your company must make its own independent assessment and such investigations as it deems necessary. The delivery of the materials shall not create the implication that there has been no change in the affairs of the Company since the date hereof. The Disclosing Parties undertake no obligations to update, revise or reaffirm the materials. The Disclosing Parties expressly disclaim any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. Neither the information contained in the materials, nor any further information made available by any Disclosing Party shall form the basis of or be construed as a contract. The Disclosing Parties are not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialists' matters.

Seabury is a trade name for Seabury Capital Group LLC, and its subsidiaries and certain of its affiliates ("Seabury") and is engaged in providing investment banking, securities trading, financing, financial advisory, and consulting services and other commercial and investment banking products and services to a wide range of institutions and individuals. The materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by the Disclosing Party to provide or arrange any financing for any transaction to purchase any security in connection therewith. Seabury has not undertaken any independent investigation to verify the accuracy or completeness of the material herein and expressly disclaims any and all liability based on or relating to the use of such material. The materials do not purport to be all inclusive or contain all the information that you might desire in investigating the Company. Parties that are interested in the Company should conduct their own independent investigation and consult their own attorney, business and tax advisors as to legal, business, tax and related matters concerning the investment discussed herein. Seabury may in the past have had, and may currently or in the future have, financial advisory or other investment banking or consulting relationships with parties involved in the matters mentioned in the materials, including parties that may have interests with respect to your company, any transaction or other parties involved in any transaction, from which conflicting interests or duties may arise. Although Seabury in the course of such other activities and relationships or otherwise may have acquired, or may in the future acquire, information about your company, any transaction or such other parties, or that otherwise may be of interest to your company, Seabury shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that any Disclosing Party is in possession of such information, to your company or to use such information on your company's behalf. Seabury's personnel may make statements or provide advice that is contrary to information contained in the materials.

The federal law of the United States may require us to obtain, verify and record information that identifies each person with whom we do business as a condition to doing business with that person. Such information includes certain identifying number (e.g., a U.S. taxpayer identification number), certified articles of incorporation, a government-issued business license, partnership agreement or trust instrument.

Forward-Looking Statements: This Presentation contains "forward-looking statements." Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "may", "should", "estimate", "expect", "anticipate", "intends", "believe", "predict", "potential", "project", "plan" or words of similar import. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These forward-looking statements are based upon current beliefs, expectations and assumptions and involve a number of risks, uncertainties and contingencies that can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

Among these forward-looking statements are certain statements, estimates and projections made by the Company with respect to their respective management's subjective views of the anticipated future performance. Such statements, estimates and projections reflect various assumptions by the management of the Company concerning anticipated results, which assumptions may or may not prove to be correct. These projections have not been independently verified and cannot be regarded as forecasts. The financial information contained herein was prepared expressly for use herein and is based on certain assumptions and management's analysis of information available at the time the materials was prepared. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in the materials should not be considered as a representation by us or any other person that our objectives or plans will be achieved. No representations, warranties or guaranties of any kind, express or implied, are made, and any and all representations, warranties and guaranties are hereby expressly disclaimed, as to the accuracy, completeness or reasonableness of the information contained herein or any other written or oral communication transmitted or made available to any recipient, and the Disclosing Parties do not have any obligation to update any such information. Only those particular representations and warranties of the Company made in a definitive written agreement (which may not contain any representation or warranty relating to the materials), when and if executed, and subject to such limitations and restrictions as specified therein, will have any legal effect.

Use of Non-IFRS Measures: It is noted that certain measures referenced in this Presentation, including recurring EBITA, recurring EBITDA margin and accounting EBITDA, are not calculated in accordance with IFRS and should not be construed as a substitute for measures calculated in accordance with IFRS. Further, the Company's non-IFRS measures may be calculated differently from similarly titled measures of other companies. Included herein are reconciliations of such non-IFRS measures to the most directly comparable measures as calculated in accordance with IFRS (other than certain forward-looking non-IFRS measures, a reconciliation of which is unavailable without unreasonable efforts).

Trademarks: These materials contain trademarks and service marks of the Disclosing Parties and of third parties. All trademarks and service marks appearing in these materials are the property of their respective holders.

2

Index

Executive Summary

GOL Company Overview

Background

Unlocking GOL's Potential: Strategic Overview & Restructuring Benefits

Financial Forecast & Recapitalization

Appendix

3

Executive Summary: Events Leading to Court Restructuring

GOL

Significant liquidity pressures from COVID-19 pandemic losses, followed by Boeing delivery delays and lack of financing for engine maintenance events drove GOL to seek chapter 11 protection under the US Bankruptcy Code

Overview of the Events Leading to the Chapter 11 Filing

COVID-19 Pandemic

- A 90% reduction in daily flights due to the pandemic erased ~R$ 20B of GOL's expected revenues
- Unlike most other countries, the Brazilian Government did not provide state-aid to its airlines to compensate for pandemic losses
- GOL negotiated deferral of obligations with lessors, government authorities and lenders

Macroeconomic Pressures

- ~20% devaluation of the Brazilian Real
- Increases in commodity fuel costs between 2019 - 2023
- +500bps increase in local financing borrowing rates
- High inflationary environment

MAX Grounding & Boeing Delivery Delays

- Grounding of Boeing 737 MAX aircraft led to significant delivery delays
- Resulted in a constrained network, impacting revenues and profitability
- Fewer deliveries reduced liquidity from sale-leaseback proceeds

Liquidity Preservation With Growing Capex Needs

- Deferred engine capex led to a significant engine maintenance backlog
- 15 fewer lines of flying than planned led to lower revenues with no cost reductions
- Yields eroded by promotional fare sales intended to improve liquidity
- Liquidity challenges with Brazil's seasonality trough in Q1

2023 Response - Abra Financing & Lessor Restructuring

To improve liquidity, GOL entered into a financing agreement with Abra Group in February 2023 and explored out-of-court restructuring opportunities with its lessors

- Senior Secured Notes and Exchangeable Senior Secured Notes due 2028 were issued to Abra Group, exchanging certain GOL bonds while providing additional liquidity
  - Collateral included Smiles Brand & IP, GOL Brand & IP, and Spare Parts
- GOL secured certain lessor concessions through the issuance of the Senior Amortizing Notes which reprofiled arrears and mitigated future end-of-lease payments
- Projections in late 2023 indicated that GOL needed a substantial and comprehensive restructuring to address the engine maintenance backlog and reduce leverage

On 25 January 2024, GOL voluntarily filed for Chapter 11 relief in the U.S. Bankruptcy Court's Southern District of New York

4

Executive Summary: Strengthening GOL for the Future

GOL used the Chapter 11 process to secure key agreements to position the Company for long-term operating and financial success

Select Key Achievements

- **DIP Financing:**
  Secured a US$ 1 billion debtor-in-possession financing which bolstered liquidity and allowed GOL to re-invest in its aircraft fleet
- **Lessors:**
  Achieved US$ 1.1 billion of lessor concessions, including committed lessor engine overhaul financing
- **Brazilian Banks:**
  Obtained support from Brazilian banks, including restructuring ~US$ 150 million of local debentures and access to ~US$ 340 million of receivables factoring, a critical working capital mechanism for Brazilian companies
- **Profit Improvement Program:**
  Identified and began implementation of a US$ 181 million annual profit improvement program to solidify GOL as one of the most competitive airlines in South America
- **Plan Support Agreement:**
  Reached a plan support agreement with Abra and the Unsecured Creditors to deleverage GOL through a reduction of up to ~US$ 1.7 billion of prepetition funded debt and up to US$ 0.8 billion of other obligations
- **Tax Agreement:**
  Finalized an agreement with the Brazilian governmental authorities to reduce unpaid government taxes, contingencies, and other liabilities by ~ US$ 750 million and to generate ~ US$ 184 million of liquidity through 2029
- **Boeing Agreement:**
  Finalizing an agreement with Boeing to provide significant concessions and incremental liquidity through 2029

GOL

Note: Fx rate: R$5.54

5

Executive Summary: The Restructuring Strengthens GOL's Commercial Strategy

GOL

Transitioning to next-generation fuel efficient aircraft, coupled with the restructuring benefits, expands on GOL's already successful network strategy in the populous cities of São Paulo, Rio de Janeiro, and Brasília

1 Next Gen. Fuel Efficient Fleet Growth Drives our Network Strategy

Existing Fleet & Orderbook

137 Boeing 737 Aircraft | 93 MAX on Order

737NG
737 MAX 8
137
62%
38%
2024E
156
48%
52%
2027E
167
37%
63%
2029E

2 GOL: A Key Player in Brazil's Thriving Tourism Industry

US$ 18.8B	Contribution towards Brazil's GDP by the air transport sector[1]
3.0%	Estimated GDP growth of Brazil vs. 1.9% for other Latin American countries[4]
2.6x	An underpenetrated travel market which is expected to increase from 0.4 trips per capita to 1.0 trips per capita[2]
6	A mature aviation industry which ranks 6th in terms of the global domestic travel[3]

3 Growing a Proven Network Strategy

Strengthen lead in Brasília
Expand lead in Rio de Janeiro
Grow in São Paulo

(1) IATA "The Importance of Air Transport to Brazil", 2016 (2) Airbus commercial aircraft estimate through 2040; (3) Diio, ASKs; (4) Bloomberg estimates for Brazil and Latin America composite as of November 5, 2024

6

Executive Summary: Financial Forecast

GOL

With the benefits of restructuring, GOL is well-positioned to generate strong profitability, healthy levels of liquidity, and significantly reduced leverage

1 Recurring EBITDA[1]

R$ M

4.322
4.591
4.472
5.528
6.805
8.672
9.902
11.616
FY19
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Recurring EBITDA Margin (%)

FY19	FY23	FY24E	FY25E	FY26E	FY27E	FY28E	FY29E
31.2%	24.5%	23.7%	25.0%	26.2%	29.4%	30.7%	33.6%

2 Projected Liquidity[2]

R$ B

8.0
6.0
4.0
2.0
0.0
Jan 24
Jan 25E
Jan 26E
Jan 27E
Jan 28E
Jan 29E
Jan 30E

3 Quarterly Projected Net Leverage Ratio[3]

Turns of LTM EBITDA

8,0x
7,0x
6,0x
5,0x
4,0x
3,0x
2,0x
1,0x
0,0x
Lines of Flying improvements due to engine overhaul investment & capacity returns to pre-pandemic levels
Jan 24
Jan 25E
Jan 26E
Jan 27E
Jan 28E
Jan 29E
Jan 30E

Note:
(1) Recurring EBITDA excludes items such as Chapter 11 and restructuring related fees and sale-leaseback proceeds, (2) Total liquidity (cash + factorable receivables), (3) Total financial debt and lease liabilities (IFRS basis) less liquidity divided by Recurring EBITDA

7

Executive Summary: GOL / Abra / UCC Plan Support Agreement

GOL

Abra Group, GOL's largest shareholder and creditor, and the UCC have agreed to effectuate a significant deleveraging of ~US$ 1.7 billion of prepetition funded debt

Plan Support Includes The Following Treatment:	
DIP	• Paid in full in cash, refinanced with the Exit Debt Facility
GOL 2028 SSN/ESSN	• $600m Non-Convertible Take-Back Notes • $250m Convertible Take-Back Notes • Accrued, unpaid Cash Interest to be paid at exit • $971m of New GOL Equity[1] (prior to MIP dilution and subject to GUC treatment below) • ~81-84% prior to conversion (~84-87% post-conversion) prior to MIP dilution and new equity capital and after factoring in the GUC treatment below
GOL 2026 SSN	• $100m Non-Convertible Take-Back Notes • If vote to reject plan, cram-up with terms to be determined
Other secured debt and leases	• Assumed as modified throughout the case

General Unsecured Creditors (GUC)	• New GOL Equity[1] which will be mandatorily convertible into Abra Equity upon certain specified events
	• The amount of equity to the GUCs will be determined based on the Company's ability to achieve Boeing and Tax agreements by the first anniversary of the Plan Effective Date,
	  • $185m, if Boeing and Tax Agreements are not achieved, or
	  • $210m, if either Boeing or Tax Agreements are achieved, or
	  • $235m, if both Boeing and Tax Agreements are achieved
	  • ~16-19% prior to conversion (13-16% post-conversion) prior to MIP dilution and new equity capital

Equity	• Reinstated subject to dilution by the issuance of New GOL Equity (including New GOL Equity purchased through a Preemptive Rights Offering under Brazilian Law)
MIP	• To be New GOL Equity allocated for GOL MIP, based on market standards and determined by the Reorganized GOL Board

Plan Support Issuances	
Exit Debt Facility	• *Amount:* $1.87bn comprised of (i) DIP balance at exit (~$1.3bn) plus (ii) $550m incremental exit debt (less up to $330m to the extent raised as equity instead) • *Tenor:* 5-year • *Interest:* [•]%, paid in cash semi-annually • *Amortization:* Bullet maturity • *Collateral:* • A first lien on Smiles Brand & IP, GOL Brand & IP, Spare Parts, and slots
Equity	• *Amount:* Up to $330m • *Form:* Equity or equity-like instrument
Non-Convertible Take-Back Notes	• *Tenor:* Lesser of (a) 7.5 years and (b) 6 months after maturity of the Exit Debt Facility • *Interest:* 9.50% payable in cash • At GOL's option, PIK up to 100% after 2nd anniversary • *Amortization:* $25m per annum, step up to $50m per annum upon conversion of the Convertible Take-Back Notes • *Collateral:* Secured by a second-priority lien on the Exit Debt Facility collateral • *Fees/OID:* None • *Prepayment:* No prepayment restrictions, callable without penalty or make-whole at anytime

Convertible Take-Back Notes	• *Tenor:* Same as Non-Convertible Take-Back Notes
	• *Interest:* Same as Non-Convertible Take-Back Notes
	• *Amortization:* None
	• *Collateral:* Same as Non-Convertible Take-Back Notes
	• *Prepayment:* Same as Non-Convertible Take-Back Notes
	• *Fees/OID:* Same as Non-Convertible Take-Back Notes
	• *Conversion Rights:*
	  • By GOL, on or after the later of (a) 30-months after Plan Effective Date and (b) October 31, 2027, if certain valuation metrics are achieved
	  • By the holders at any time

Note: Assuming late May / early June 2025 exit; variances to Plan Support / Plan of Reorganization driven by emergence timing assumption
(1) New GOL Equity may be issued at newly formed holding company

8

Executive Summary: Exit Capital Structure

GOL

Further deleveraging as aircraft return to service / earnings normalize

Pro-Forma Adjustments at Exit (US$ M)	Pre-Exit (est.)	Equitization	Plan Support Treatment	Exit Financing	Post-Exit (est.)	Assumed Conversion	2027E[2]	2029E[2]
Exchangeable Senior Notes 2024	42	(42)	-	-	-	-	-	-
Senior Notes 2025	342	(342)	-	-	-	-	-	-
Bonus Perpetual Note	139	(139)	-	-	-	-	-	-
Total Unsecured Notes	523	(523)	-	-	-		-	-
Senior Notes 2026	251	-	(251)	-	-	-	-	-
Senior Notes / ESSN 2028	1,859	(971)	(850)	(37)	-	-	-	-
2028 TB Debt - Non-Convert	-	-	600	-	600	-	551	478
2026 TB Debt - Non-Convert	-	-	100	-	100	-	92	80
2028 TB Debt - Convert	-	-	250	-	250	(250)	-	-
Total Secured Notes - GOL Abra / UCC Settlement	2,110	(971)	(151)	(37)	950	(250)	643	558
Senior Amortizing Note - 2025	67	-	-	-	67	-	25	-
Senior Amortizing Note - 2026	145	-	-	-	145	-	71	14
Debentures	130	-	-	-	130	-	-	-
CCB	7	-	-	-	7	-	1	-
FINIMP	4	-	-	-	4	-	-	-
Individual Lessor Facility	38	-	-	-	38	-	-	-
Lessor Engine Financing	273	-	-	-	273	-	117	37
DIP Loan	1,320	-	-	(1,320)	-	-	-	-
Exit Debt Financing	-	-	-	1,540	1,540	-	1,556	1,556
Other Secured Debt	1,983	-	-	220	2,203		1,769	1,607
Other Adjustments[1]	89	-	-	-	89	-	(10)	(4)
Total Debt	**4,705**	**(1,494)**	**(151)**	**183**	**3,242**		**2,402**	**2,161**
Lease Liabilities	1,894	-	-	-	1,894	-	2,349	2,567
Total Debt & Lease Liabilities	**6,599**	**(1,494)**	**(151)**	**183**	**5,137**		**4,752**	**4,728**
Exit Equity Financing	-	-	-	330	330	-	-	-
Other Exit Related Fees & OID	-	-	-	(48)	(48)	-	-	-
Liquidity[3]	371	-	-	464	835		922	1,057

Credit Metrics:	Pre-Exit (est.)	Post-Exit (est.)	2027E[2]	2029E[2]
LTM Recurring EBITDA	710	710	1,436	1,923
Leverage	9.3x	7.2x	3.3x	2.5x
Net Leverage	8.8x	6.1x	2.7x	1.9x

Note: Fx rate: R$6.04; assumes late May / early June 2025 exit
(1) Goodwill, impairment, fair value, and debt cost adjustments performed in Company 5YP tied to actual results; (2) Reflects balances as estimated per the Company's 5YP and includes assumed amortization payments, accrued interest, incremental lease liabilities, and liquidity;
(3) Liquidity includes cash, cash equivalents and factorable receivables; factorable receivables total: May 2025: US$178M; YE2027: US$559M; YE2029 US$639M

9

Executive Summary: Next Steps - Exit Capital Raise

Additional capital is needed for GOL to successfully emerge from chapter 11 and to position itself for long-term financial stability

GOL is seeking, but has not yet reached an agreement, to raise US$ 1.87 billion of exit financing in the form of debt and equity

- The proceeds from the exit financing facility will be used to repay ~ US$ 1.32 billion of Debtor-in-Possession financing and provide for ~ US$ 0.5 billion of on-balance sheet liquidity at exit
- Up to US$ 330 million of the US$ 1.87 billion exit financing package may be raised as equity
- The exit debt financing will be secured by a first lien on:
  - Smiles Frequent Flyer Program brand & intellectual property
  - GOL Airlines brand & intellectual property
  - Take-off / landing slots at major capacity constrained Brazilian airports, and
  - Unencumbered pool of spare parts
- US$ 950 million of take-back debt negotiated under the Plan Support Agreement with Abra and the Unsecured Creditors will have a second-priority lien on the same collateral that will rank junior to the Exit Debt Facility lien
- The collateral package is expected to provide substantial security valued at ~ US$ 6.3 billion resulting in an estimated Loan to Value (LTV) of 25% on a first lien basis and 40% on a second lien basis

The US$ 1.87 billion exit financing will allow GOL to successfully emerge from chapter 11 and to effectuate its financial plan ("5YP") which produces highly competitive financial KPIs:

- Strong EBITDA growth through 2029, with industry leading margins ranging from 23% - 34% as a result of fleet investment, improved unit economics, and cost reductions
- Adequate liquidity levels, ranging from ~16% - 26% of Liquidity / LTM revenues throughout the forecast period
- A substantial improvement in leverage as lines of flying normalize, reducing from 6.1x at exit, to 2.7x by year-end 2027, and 1.9x by year-end 2029

Collateral Summary & Value (US$ M)

Shaded regions represent individual asset collateral value
Estimated Collateral Value: US$ 6,257M1,2
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Spare Parts: US$176M
Slots: US$939M
Brand & IP: US$1,251
Brand & IP: US$3,891M
GOL
Smiles
2,490
950
Takeback Debt
(Second Lien)
1,540
Exit Debt
(First Lien)
Allocated Collateral Coverage

Estimated Loan-to-Value[1,2]
First Lien: 25% | Second Lien: 40%

Note: (1) GOL Brand & IP MBA appraisal – 11/05/24, Smiles Brand & IP MBA appraisal – 10/25/24; Slots Appraisal BK Associates 11/07/2024; Spare Parts MBA appraisal – 11/07/24 assumes US$1.54B exit debt financing which may be upsized to US$1.87B pending exit equity financing process; (2) Converted using exchange rate at the time of the valuation

10

Executive Summary: Key Dates

GOL

Targeting emergence from chapter 11 in May 2025

Current Stage → Exit Financing Process

Milestone	Date	Details
Chapter 11 Filing	Jan. 2024	
Debtor-in-possession financing ("DIP")	Final Draw: Apr. 2024	US$1.0B DIP financing
Bank Agreement	Aug. 2024	Factoring & other local bank agreement reached
Lessor Agreements	Sept. 2024	Stipulations filed with aircraft and engine lessors through Sept. 2024
Plan Support Agreement	Nov. 2024	Plan support agreement executed with Abra and the Unsecured Creditors
Tax Transaction & Boeing Settlement	Nov. 2024	Finalized agreement with the Brazilian government & held advanced negotiations with Boeing
Filing of POR & DS	Early Dec. 2024	
Exit Financing Process	Nov. 2024 – Feb. 2025	Raise US$1.87B in exit financing to facilitate emergence from chapter 11
Disclosure Statement Hearing	Feb. 13, 2025	
Confirmation Hearing	April 15, 2025	
Chapter 11 Emergence	May 2025	

General Exit Financing Process

Phase One: Submit LOIs

- Access to key information in the VDR at launch
- Potential investors to provide indication and terms for their bid
- Specific information on other key dates and additional requirements will be provided

Phase Two: Final Bids

- Fully executed, binding investment agreement due ahead of approval of the Disclosure Statement
- Additional conditions and information to be provided

Other Key Dates

Date	Event
February 04, 2024	Receive final commitments from investors
February 06, 2025	Allocations provided to investors
February 11, 2025	Sign fully binding commitment letters
February 13, 2025	Hearing to approve Disclosure Statement
April 15, 2025	Hearing to Confirm Chapter 11 Plan
May 2025	Emergence from Chapter 11
May-June 2025	Launch Preemptive Rights Offering

GOL

Note: Dates subject to change. Key dates assume GOL exercises Interim Maturity Date Extension Election (as provided for under amended DIP Indenture and which does not require payment of Maturity Date Extension Fee).

11

An Expansive Network Serving Brazil's Economic Hubs & International Gateways

GOL

As Brazil's largest domestic carrier, GOL maintains substantial presence in the strategic major markets of Rio de Janeiro, Sao Paulo and Brasilia

GOL is a Dominant Player Across Latin America

Domestic Route Map

64 Domestic Dest.

International Route Map

16 Intl. Dest.
Other Dest.
BSB – CUN
GRU – SJO
GRU – AUA

Corporate Introduction

- Gol Linhas Aéreas Inteligentes ("GOL") was founded in 2001 and has grown to become Brazil's largest domestic airline
- GOL's focus is on "Being the First for All" and offers the best travel experience to its passengers including the largest number of seats, more space between seats, and the greatest onboard experience including internet, movies, and live TV
- GOL produces one of the lowest unit costs among all airlines across Latin America
- Operates strategically located hubs across Brazil's key economic centers, including Rio de Janeiro, Sao Paulo, and Brasilia
- Flys an all-Boeing 737 fleet, leading to improved network flexibility, operating and maintenance efficiencies, and other benefits
- 13,800+ employees across the organization, including a well-seasoned management team & Board of Directors

Primary Segments

Passenger Airline

GOL

- Offers passengers flights to, from, and within Brazil
- Current Fleet: 137 aircraft
- 80 destinations served, including 64 domestic and 16 international destinations
- 38M passengers carried in 2019
- Cargo services on spare belly capacity

Smiles Loyalty Program

Smiles

- Brazil's leading loyalty program by gross billings
- One of the largest programs in Latin America with 22M members
- Partnerships with 50+ airlines, 30+ credit card providers, and other commercial partners

Cargo

GOLLOG

- Presence in more than 2,400 cities through 90 physical locations
- Includes a dedicated freighter operation: Cargo transported exclusively on 6 freighter aircraft as part of 10-year agreement with Mercado Libre

13

GOL: The Lowest Cost Carrier in Brazil Driving Market Dominance

GOL

GOL by the Numbers

- **R$18.8B** — 2023 Net Revenues
- **25%** — Recurring EBITDA Margin[1]
- **43B** — 2023 ASKs
- **32M** — 2023 Passengers
- **621** — Daily Departures
- **80** — Destinations Served
- **137 | 93** — Aircraft in Fleet | Contractual Orders[2]
- **~13,800** — Full-Time Equivalent Employees
- **#1** — On Time Performance in Brazil[3]

(1) LTM September 2024
(2) As of January 2025
(3) Cirium 2024 Annual On Time Performance Review

14

GOL Leads Across Brazil's Largest Markets

GOL maintains leading positions across nearly all of Brazil's most-serviced airports which are vital to the country's economic growth

Brazil is An Attractive Market

US$18.8B — Contribution towards Brazil's GDP by the air transport sector[1]

3.0% — Estimated 2024 real GDP growth vs. 1.9% average growth estimated for other Latin American countries[3]

2.6x — Tap into an underpenetrated travel market which is expected to increase from 0.4 trips per capita to 1.0 trips per capita[2]

6 — A mature aviation industry which ranks 6th in terms of the global domestic travel[4]

GOL Ranks 1st or 2nd at All of Brazil's Largest Airports & is the Most Punctual Airline

Seat Share for Brazil's top-6 Airports

GOL's Position vs other carriers
2
GRU
São Paulo
29%
1
CGH
São Paulo
45%
1
GIG / SDU
Rio de Janeiro
52%
2
BSB
Brasília
37%
2
CNF
Belo Horizonte
16%
BSB
CNF
GRU
GIG
CGH
SDU

2024 Annual On-Time Performance

GOL has the #1 OTP in Brazil and ranks #2 globally in the low-cost carrier category
86.7%
84.1%
83.1%
82.9%
82.4%
81.8%
GOL
Azul

GOL Maintains a significant slot portfolio in Brazil's main economic centers

Source: Cirium 2024 Annual On Time Performance Review, Dlio as of November 2024
(1) IATA "The Importance of Air Transport to Brazil", 2018 (2) Airbus commercial aircraft estimate through 2040; (3) Bloomberg estimates for Brazil and Latin America composite as of November 5, 2024; Dlio 2024

15

Management Team

GOL's well-tenured management team

Celso Ferrer Junior

President & Chief Executive Officer

- 18-year tenure with GOL
- Previously Chief Operating Officer from 2019 – 2022 and Chief Planning Officer from 2015 – 2019
- Licensed 737 Pilot

Eduardo Gotilla

Chief Financial Officer and Investor Relations Officer

- Previously CFO of Light S.A., Global CFO of RHI Magnesita in London, and statutory director of CSN

Joseph W. Bliley

Chief Restructuring Officer

- CRO since December 2023
- Previously held senior roles at Lincoln International, Stephens Inc., and Bank of America Merrill Lynch, with more than 25 years of experience merger and restructuring advisory as well as capital raising

Albert Pérez

Chief Operating Officer

- Founder of JetSMART
- Previously SVP of Engineering and Maintenance at Avianca and held a 12-year tenure with Vueling Airlines

Mateus Pongeluppi

Chief Strategy Officer

- 11-year tenure with GOL
- Previously held several leadership roles including Director of Corporate Planning

Carla Patrícia Cabral da Fonseca

Vice President of Smiles and Chief Commercial Officer

- 8-year tenure with GOL
- Previously led Smiles Argentina
- Held roles at Credicard and Citibank

Renata Fonseca

Chief Executive of Legal Government Relations

- Over 11-years with GOL
- Significant experience relating to Brazilian legal matters and regulatory actions

16

Index

Executive Summary

GOL Company Overview

Background

Unlocking GOL's Potential: Strategic Overview & Restructuring Benefits

Financial Forecast & Recapitalization

Appendix

17

The Pandemic's Lasting Financial Impact on GOL

COVID-19 erased ~R$ 20 billion in expected revenues, leading to liquidity preservation measures that deferred many contractual obligations to a later date – at normalized EBITDA profit margins, this equates to at least ~R$ 10B (~US$ 2B) of lost cash flow profits

The COVID Pandemic had a Lasting Financial Impact on GOL

Projected vs Actual Revenue
R$ B

Actual Revenue
Estimated Revenue
Estimated COVID Impact on Revenue: R$ 20B
3.2
3.1
3.7
3.8
3.8
3.9
3.9
3.9
3.9
4.0
4.0
4.0
4.1
4.1
4.2
4.4
4.7
4.5
3.2
3.1
3.7
3.8
3.1
0.4
1.0
1.9
1.6
1.0
1.9
2.9
3.2
3.2
4.0
4.7
4.9
4.1
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023

State Aid Lagged in Latin America

93.5
North America
59.6
Europe
47.0
Asia Pacific
9.6
Middle East
5.0
Africa
0.6
Latin America and Caribbean

Source: Company estimates; Ishka State Aid Reporting

18

Access to the Global Markets was Impacted by Brazil's Overall Macroenvironment

Higher fuel prices tied to the Ukraine war, the Brazilian Real's depreciation against the US Dollar, and increased borrowing costs for locally issued securities impacted GOL's ability to raise funding previously available to the airline

Increased Fuel Costs

US$ / Barrel

150
125
100
75
50
25
0
2019
2020
2021
2022
2023
2024
Start of pandemic
Start of War in Ukraine
306%

Depreciation of the Brazilian Real vs. the US Dollar

BRL : USD

6,00
5,75
5,50
5,25
5,00
4,75
4,50
4,25
4,00
3,75
3,50
3,25
3,00
2019
2020
2021
2022
2023
2024
21%

Brazil's CDI Led to Higher Borrowing Costs

CDI %

1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
2019
2020
2021
2022
2023
2024
+525 bps

Source: Bloomberg

19

Limited Liquidity Hindered GOL's Ability to Overhaul Engines and Support the Operation

GOL

While GOL continued to achieve strong EBITDA results, the impact of macroeconomic and industry headwinds led to the implementation of liquidity initiatives, including reduced capex investment, which impacted the Company's operation

Lines of Flying Were Impacted by Boeing Delivery Delays and Liquidity Preservation Efforts

Deferred Maintenance Compounded the Limited Liquidity Situation, Leading to a Ch11 Filing in January 2024

- Limited liquidity caused GOL to preserve cash including delaying maintenance events, which resulted in additional out-of-service aircraft further impacting financial performance
    - In October 2023, the airline had ~79 engines which were either awaiting a shop visit or in the shop awaiting payment for release
- Deferred engine maintenance impacted operations and lines of flying, with only 70 – 80% of the aircraft operating the network
    - Compared to industry spare ratios of high single digits to low teens
- An alternative restructuring was required as a result of operational risk and limited liquidity

Unproductive & Spare Aircraft
LoF
Normalized LoF
136
137
136
133
136
138
21%
26%
25%
23%
28%
7%
79%
74%
75%
77%
72%
93%
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Dec-26 (Est.)

The Pandemic, macroeconomic headwinds, and Boeing delivery delays caused drastic liquidity preservation initiatives which resulted in additional out-of-service aircraft; leading to the chapter 11 filing

20

Key Pillars & Successes of the Chapter 11 Process

GOL

The restructuring process deleveraged GOL's balance sheet, secured lessor concessions, addressed maintenance and past-due liabilities, and launched a profit improvement plan

Completed | **Next Steps**

DIP Financing — US$ 1.0B

Sourcing liquidity throughout the restructuring process

- US$ 1.0B DIP financing raised in January 2024 providing necessary liquidity to address near-term requirements
- Financing was approved by the U.S. bankruptcy court and drawn over three separate tranches
- Executed initial 3-month extension

Lessor Concessions & Engine Financing — US$ 1.1B

Achieved Concessions

- Mitigation of end-of-lease obligations, pre-petition arrears, and deferrals
- Reduction of basic rent obligations
- Reprofiled the amortization of lessor secured obligations

Engine Financing Support

- New money financing from lessors to address engine heavy maintenance
- Engine exchanges, replacement engines, and spare engines to return aircraft back into revenue service

Boeing Settlement & Tax Transaction[1] — +US$ 0.4B[1]

Tax Transaction: US$ 184M

- Reduces unpaid government taxes, contingencies, and other liabilities by ~US$ 750M[1]
- Generates ~US$ 184M[1] of liquidity benefits through 2029

Boeing Settlement: >US$ 262M

- US$ 262M liquidity benefit through 2029, +US$0.7B of total relief
- Improved orderbook economics, promoting more favorable pricing at delivery
- Enhanced spec at delivery, generating more attractive SLB pricing and rents
- Deferral of existing and legacy obligations to improve near-term liquidity

Debt Reduction / Conversion to Equity — US$ 1.7B[2]

Unsecured Notes

- ~US$ 0.5B of prepetition unsecured notes in aggregate including the ESNs due 2024, Senior Notes due 2025, and Perpetual Notes will be eliminated at exit

2026 & 2028 Notes

- Reached a settlement with the 2028 ESSN / SSN noteholders & the Unsecured Creditors Committee to provide US$950M in take-back debt
- Take-back debt replaced ~US$ 1.8B of SSN / ESSN 2028 claims and ~US$ 250M in 2026 notes[2]

Profit Improvement Program — ~US$ 180M

- As part of the restructuring, GOL launched a R$ 1.0B profit improvement program ("PIP")
- ~80% of the R$ 1.0B program has been identified to date

Revenues Initiatives (R$ 0.5B)

- Including reduction in distressed revenue sales & other initiatives

Cost Initiatives (R$ 0.5B)

- Including reductions in services, sales & marketing, PAX costs, and other P&L items

Exit Capital Financing — US$ 1.87B

Exit Debt Financing

- Upcoming exit debt financing raise to provide GOL with US$ 1.54B of incremental capital needed to complete the restructuring process

Exit Equity Financing

- Source US$ 330M of exit equity financing through strategic partnerships with other airlines

Note: Fx rate: R$5.54

(1) Note, Boeing and Tax transactions are under advanced negotiations. Tax transaction benefits reflect the current estimated benefits and are subject to final documentation with Brazilian Government; +US$ 700M of economic relief estimated over the entire orderbook; (2) Assumes an agreement reached with the 2026 Senior Secured Note holders

21

Index

Executive Summary

GOL Company Overview

Background

Unlocking GOL's Potential: Strategic Overview & Restructuring Benefits

Financial Forecast & Recapitalization

Appendix

22

Network | Fleet & Maint | Working Capital | Op. Expenses

The Foundation of GOL's Commercial Strategy

GOL

The restructuring builds on an already successful commercial strategy

Core Elements

Unique Schedule and Slot Portfolio

- Network anchored on the three largest corporate markets in Brazil, accounting for 33% of GDP
  - São Paulo, Rio de Janeiro, and Brasília
- GOL offers a best in class route network and high frequency schedule which tailors to higher yielding customers[1]
- Offer more options than the competition on routes with both business-oriented and high-end tourist demand

Awarded Brazil's Customer Preferred Airline "Top-of-Mind" award 8-years in a row

Powerful Presence in Regional Markets

- The largest[2] player in regional markets
- GOL's democratizes travel across regional markets[4]:
  - Examples include (increase in passengers since GOL entered the market)
    - Bonito (BYO): +140%
    - Santo Ângelo (GEL) +100%
    - Pelotas (PET) +146%
- Operates across 34 regional airports, providing service by customer preferred narrowbody aircraft
- Regional markets supply strong feed to GOL's core network

Proven Business Model

CANCUN

- Optimal business model, enhanced by the restructuring, for expansion across Latin America, the Caribbean, and the USA
- Provide a customer preferred product on via a low-cost platform
- Implement a first mover strategy across our hub and spoke model, while providing key point to point and shuttle operations
- Promote ticket sales through GOL's own distribution channels, resulting in lower costs

Strong International Presence

- Offer exclusive routes which foster unique connections
- Operate capacity between Brazil and neighboring countries
- Through partnerships, GOL provides the most international connections
- A significant player for international connections[5]

(1) CGH+GIG+SDU+BSB (Jan-Oct.2024 – Cirium); (2) Measured in ASK from airports whose seat capacity was lower than 600k in the LTM (ending in Sep.24); (3) Excludes capital to capital, regional long tail – turboprop; (4) ANAC data (Jan-Aug.2024 vs Jan-Aug.2019); (5) IATA DDS

23

Network | Fleet & Maint. | Working Capital | Op. Expenses

GOL is Deploying a Network Strategy Around the Following Key Pillars

These pillars ensure future success as GOL deploys capacity across new markets and competes against its competitors

Key Pillars

Unit Cost Reduction
- Spreads fixed costs across larger base and lowers average seniority with new hires

Strategic Considerations
- Improves competitiveness, restores lost share, and improves slot utilization in most valuable markets

Unserved Opportunities
- Enables GOL to fill large pockets of domestic and international demand currently unserved by nonstop flights

Partnership Development
- Creates more attractive target for airline partners, improving terms of agreements, and expanding footprint for customers

Geographic Risk Mitigation
- Larger geographic portfolio offers better protection against regional recessions, currency fluctuations, etc.

Network Flexibility
- Enables hybrid hub-to-spoke and point-to-point route models which provides adaptability that other carriers cannot match

Low-cost Advantage
- Reduced cost base versus Brazilian competitors facilitates low risk platform for expansion in region

Improved Labor Relations
- Network expansion signals business strength and expands opportunities for labor groups

24

Network | Fleet & Maint. | Working Capital | Op. Expenses

GOL's Strategy Taps Into Robust Demand Across Domestic & International Markets

Leveraging GOL's existing market dominance to take advantage of projected travel growth in Brazil

Projected Country Pairing Market Growth Estimates

Country A	Country B	Key Growth Rate CAGR (2023- 2029)
Brazil	Brazil	3.1%
	USA	5.9%
	Argentina	6.5%
	Chile	5.4%
	Peru	14.6%
	Uruguay	11.1%
	Colombia	6.0%

Key Regional Air Traffic Growth Rates (2023-2029)

CAGR Growth Rate

North America
5.6%
Europe
5.2%
Domestic 3.1%
3.4%
South America

Source: IATA market growth forecast, GOL and Seabury ASG analysis

25

Network | Fleet & Maint. | Working Capital | Op. Expenses

Building on GOL's Presence Across Major Economic Hubs

GOL's growth focuses on the populous cities of São Paulo, Rio de Janeiro, and Brasília which represent ~33% of all GDP production in Brazil

Strengthen lead in Brasília
Expand lead in Rio de Janeiro
Grow in São Paulo

Ensuring Profitable Growth in Strategic Markets

Win Major Markets

- Achieve or maintain #2 or better position in all major markets, with special focus on São Paulo, Rio de Janeiro, and Brasilia

Expand Domestic Brazil

- Projected market growth will enable GOL to enter new, unserved, domestic routes to grow profitable footprint across Domestic Brazil

Seize International Opportunities

- Continue to grow in Latin America, moving in on high demand routes with favorable competitive dynamics.
- Further build and deepen airline partnerships, leverage Abra & Avianca and take share in Brazil to the North

Stay Nimble

- Maintain a flexible, hybrid network with both hub-and-spoke and point-to-point services in order to best take advantage of opportunities in a dynamic market
- Identify high-yield opportunities and compete with GOL's low-cost model advantage

26

Network | Fleet & Maint. | Working Capital | Op. Expenses

Restructuring Promotes Expansion of GOL's Network Strategy

GOL's expansion cannot be achieved by the competition given the airline's significant operations and slot portfolio in São Paulo and Rio de Janeiro, and its ability to overfly competitor hubs across South America

Stimulating New Demand On Domestic Routes

1. Capitalize on GOL's restructuring benefits and unique business model by deploying a first-mover strategy on new, underserved domestic routes
2. Expand on GOL's already leading position in Rio de Janeiro, South America's main tourist destination
3. Consolidate GOL's strong presence and feed through São Paulo and Brasília by launching new routes and promoting additional connectivity

International vs. Domestic Breakdown of New Routes by 2029 (% of New Routes)[1]

International
Domestic
30%
70%

Expanding into New International Frontiers

1. Develop GOL's presence in key Brazilian hubs which represent ~33% of Brazil's total GDP
2. Leverage the GOL and ABRA group relationship to expand into new geographies (abra, avianca)
3. Stimulate new international demand and capture the Brazilian point of sale
4. Planned international routes avoid competition by overflying other fortress hubs in South America
5. Compete using GOL's low-cost model advantage

(1) GOL has identified 50+ potential route opportunities beyond the 5YP

27

Network | Fleet & Maint. | Working Capital | Op. Expenses

GOL

GOL's High-Value Network is Enhanced by Global Partnerships

By leveraging the benefits of the restructuring process, GOL plans to take advantage of its hub presence and expand internationally

GOL's Partnerships by the Numbers

- **14** – Codeshare agreements
- **44** – Interline agreements
- **15** – Frequent Flyer agreements
- **230** – Dest. available through partners
- **~1M** – PAX transported in 2023
- **US$130M** – Revenues (2023)
- **5** – Continents Covered Through Partners

Value Achieved Through Partnerships

- Enable access to main international gateways
- Compete with other carriers with limited risk
- Decrease exposure to FX variations
- Access to internal distribution channels
- Access to potential joint-rebates
- Mitigate partnerships with other Brazilian carriers
- Improve value of SMILES perception to customers
- Exchange know-how

Select Codeshare Partners

AIRFRANCE, KLM, Aerolíneas Argentinas, AIR CANADA, AEROMEXICO, TAP AIR PORTUGAL, avianca, American Airlines, TAAG, Ethiopian, AirEuropa, Emirates, Copa Airlines, TURKISH AIRLINES

28

Network | Fleet & Maint | Working Capital | Op. Expenses

A New Technology Fleet Drives Low Costs & Supports the Network Strategy

GOL

GOL's incoming fleet of fuel-efficient 737MAX aircraft will support its network strategy while the airline's existing fleet economics will improve as a result of ~R$ 5.9B in concessions achieved through the restructuring

Current Fleet & Contractual Orderbook[1]

137 Boeing 737 Aircraft | **93 MAX on Order**

Lessor Fleet Restructuring: R$ 5.9B of Value Accretion

Mitigating end-of-lease obligations: R$ 3.0B

- Amendments to return conditions and end of lease obligations
- Aircraft rejections and consensual redeliveries

Addressing pre-petition arrears, deferrals, and rent obligations: R$ 1.1B

- Reduction of basic rent obligations, including rent credits for out-of-service assets

Addressing engine related issues: ~R $1.8B

- New money financing from Lessors to address engine heavy maintenance[2]
- Engine exchanges, replacement engines and spare engines to return aircraft to revenue service

Re-amortization of Lessor secured obligations

- Re-amortizing of Lessor's Senior Amortizing Notes (SANs) through a slide of the maturity date
- Certain obligations re-amortized and extended maturity

Sourcing sale and leaseback financing on new deliveries

- Secured SLB financing for near-term 737 MAX 8 deliveries and spares
- Anticipating additional SLB financing late 2024 and early 2025 deliveries

Go-Forward Fleet Plan (Year-End Fleet)

2029 New technology fleet: 63%
737-700
737-800
737 MAX 8
737-800BCF
2024E: 137 — 9%, 48%, 38%, 5%
2025E: 140 — 9%, 45%, 41%, 6%
2026E: 146 — 8%, 39%, 47%, 5%
2027E: 156 — 8%, 35%, 52%, 5%
2028E: 162 — 7%, 30%, 57%, 5%
2029E: 167 — 7%, 25%, 63%, 5%

(1) As of January 2025; (2) General economics: 5-year tenor; 7.5% coupon p.a.

29

Network | Fleet & Maint | Working Capital | Op. Expenses

GOL

Lessor Support, Which Provides Engine Financing, Repairs GOL's Lines of Flying

An engine-by-engine overhaul plan clears the backlog of currently unserviceable engines & returns aircraft back into revenue service

GOL's Cash Commitment in the Near Term is Mitigated

Engine Cash Flows (R$ B)
2025 / 2026 engine opex driven by volume of returns and additional LEAP repairs
Engine Opex
Engine Capex - Lessor Portion
Engine Capex - Net GOL Portion
1.6
10%
58%³
31%³
2024E²
2.5
34%
43%
23%
2025E
1.2
44%
7%
49%
2026E
1.7
27%
73%
2027E
2.6
9%
91%
2028E
2.3
18%
82%
2029E

Spare & Unproductive Passenger Fleet

LoF as a % of Total Passenger Fleet (Ending Balance)
Each line of flying generates ~R$200M of Net Revenue annually
-13 pts
20%¹
12%
7%
7%
7%
7%
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Lines of Flying (Ending Balance)

FY24E	FY25E	FY26E	FY27E	FY28E	FY29E
104	116	128	137	143	148

(1) An additional two aircraft were delivered at year-end 2024 which are not yet contributing to lines of flying, results in ~100bps impact on spare / unproductive fleet calculation; (2) Expect to complete more than approx. fifty overhauls / light engine repairs in 2024, remainder expected to be completed in 2025; (3) 2024 actual results for capital expenditures reflect only GOL's portion of engine capital expenditures, 2025 – 2029 capital expenditures in the forecast reflect GOL and lessor portion of engine capex which are offset by engine financing

30

Network Fleet & Maint. Working Capital Op. Expenses

GOL Negotiated a Tax Transaction, addressing R$5.5B of Potential Government Obligations

The Tax Transaction improves liquidity and applies ~R$ 2.5B of discounts and ~R$ 1.7B of NOL's, reducing obligations and contingencies by ~US$750M including on- and off-balance sheet reductions for potential liabilities

1 Tax Transaction Components

Discounts on Obligations / Contingencies

- Each obligation or potential contingency is expected to receive discounts of up to ~50% of the current balance, in accordance with the Tax Transaction regulation
- Discounts are applied to interest payments, fines, and other charges imposed by the government

Application of NOLs

- Prior to the Tax Transaction, GOL's NOL balance totaled ~R$ 5.7B
- The Tax Transaction permits GOL to apply ~R$ 1.7B of NOL's, offsetting a portion of the remaining tax / legacy obligation balances

Installment Plans

- After the application of discounts and NOL's, GOL negotiated extended payments terms to satisfy the amounts outstanding post-transaction
- Installments range from 60–120 months
- Monthly interest, similar to previous deferrals and discounts, will be applied using the Selic rate

2 5YP Liquidity Benefits by Year

US$ M
75
75
58
16
(40)
184
Revised installment plans extend beyond previous agreements
2025E
2026E
2027E
2028E
2029E
Cumulative Benefit

Note: Figures based on preliminary Company estimates; addresses significant portion of previously disclosed arrears

31

Network | Fleet & Maint. | Working Capital | Op. Expenses

Local Banks Providing Access to Liquidity Through Various Mechanisms

GOL

Three of Brazil's largest banks have agreed to continue providing access to receivables factoring up to ~R$1.87B, restructure local debentures secured by receivables, and provide SBLC support

Support From Brazil's Largest Banks

Reinstating GOL's Access to Receivables Factoring

- Brazilian corporations rely heavily on receivables factoring to increase cash positions as consumers have the option to pay over multiple instalments
- Prior to the restructuring, GOL factored through uncommitted "one-off" transactions and negotiations
  - The restructuring not only reinstated its ability to factor ~R$ 1.9B, but also resulted in a committed line of credit from local banks

Factoring Amounts
R$ B

1.90
1.87
Pre-Petition Factoring
Post-Filing Factoring Support

Reprofiling Local Debentures

- GOL issued local debentures which were held by the local banks and secured by GOL's Visa credit card receivables
  - Principal: ~R$ 856M (~US$ 154M)
- GOL negotiated a reprofiling of amortization payments and extension of maturity from June 2026 to December 2027

Balance
R$ B

0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Original Maturity
Jul-24
Jan-25
Jul-25
Jan-26
Jul-26
Jan-27
Jul-27
Jan-28

Renewing Stand-By-Letters-Of-Credit

- GOL's Stand-By-Letters-Of-Credit ("SBLCs") were issued across all three banks
- Negotiations yielded a commitment to renew SBLCs as they expire

SBLCs without cash collateral
US$ M

22
10
13
Bank 1
Bank 2
Bank 3

32

Network | Fleet & Maint. | Working Capital | Op. Expenses

GOL is Implementing a Profit Improvement Program to Drive a Competitive Cost Profile

GOL has identified ~80% of its R$ 1.0 billion annual profit improvement target for 2029, including both revenue and cost initiatives

PIP Program – Real Terms (R$)

132
477
748
845
1,000
2025E
2026E
2027E
2028E
2029E

Note: Figures exclude inflationary impacts and are net of implementation costs
Source: PIP estimate as of 10-27-2024 (excluding inflation)

33

Network
Fleet & Maint.
Working Capital
Op. Expenses

The PIP Builds on GOL's Existing Cost Advantage, Enhancing GOL's Ability to Compete

After adjusting for stage length differences among other airlines, GOL is projected to strengthen its industry-leading ex-fuel cost advantage relative to Latin American airlines, U.S. LCCs, and U.S. ULCCs

CASK ex-Fuel Comparison (Other Airline Q2 2024 CASK ex-Fuel)

US$ Cents per ASK

CASK ex-Fuel
6,6
6,4
6,2
6,0
5,8
5,6
5,4
5,2
5,0
4,8
4,6
4,4
4,2
4,0
3,8
3,6
3,4
3,2
3,0
2,8
2023 CASK ex-F (Recurring)
2027 projected, excluding, inflation, stage, and f/x impacts
Azul
LATAM AIRLINES
FRONTIER AIRLINES
spirit
AEROMEXICO.
jetBlue
CopaAirlines
1000 1050 1100 1150 1200 1250 1300 1350 1400 1450 1500 1550 1600 1650 1700 1750 1800 1850 1900 1950 2000 2050 2100 2150 2200 2250 2300
Stage (KM)

Source: Company financials & investor relations data; all metrics use company reported income statement metrics (i.e., revenues and operating expenses); Stage lengths as reported by DIIO on an ASK / Dept Seat basis. Avianca narrowbody per Company provided information
Note: GOL trend line represents adjustment to each KM in data field

34

Index

Index

Executive Summary

GOL Company Overview

Background

Unlocking GOL's Potential: Strategic Overview & Restructuring Benefits

Financial Forecast & Recapitalization

Appendix

35

GOL's Capacity Grows by Clearing the Maintenance Backlog and through MAX Deliveries

GOL's international network expansion is supported by its MAX deliveries and lessor engine financing support; GOL remains on track to return to pre-pandemic domestic capacity levels by 2026

ASKs[1]

Billions

51.1
25.1
27.1
40.8
43.1
43.3
49.1
57.0
63.0
66.4
69.7
+14%
+16%
+11%
+5%
+5%
Return to pre-pandemic domestic capacity levels in 2026
FY19
FY20
FY21
FY22
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E
Actual
Forecast

Source: GOL January 2025 5YP
(1) International capacity forecasted to range from 10% - mid-20% of total capacity depending on the year

36

GOL's Utilization Rebound & Longer Stage Length Drives Efficiencies Across Operations

GOL's utilization & stage profiles tied to (i) engine maintenance investment and (ii) network strategy, drive revenue and cost efficiencies throughout the projection period

Passenger Operations: Departures

Thousands

259
125
134
202
223
212
233
257
278
294
304
FY19
FY20
FY21
FY22
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Block Hours

Thousands

508
249
267
413
453
448
503
587
643
678
707
FY19
FY20
FY21
FY22
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Block Hour Utilization per Total Average Aircraft in Fleet

Number of Hours

Highter Utilization drives operational efficiency as aircraft re-enter service

+34%
11,0
5,2
5,7
7,9
8,7
8,8
10,0
11,2
11,6
11,7
11,7
FY19
FY20
FY21
FY22
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Average Passenger Network Stage

KM

Longer stage, driven by international expansion, drives competitive unit costs

+16%
1.114
1.153
1.138
1.143
1.087
1.146
1.162
1.220
1.250
1.247
1.261
FY19
FY20
FY21
FY22
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Source: GOL January 2025 5YP

37

Unit Revenues Improve But Lag Overall Inflation While Costs Remain Competitive

GOL

Unit revenue growth recoups inflationary pressures and currency devaluation impacts on U.S. dollar denominated costs and certain cash flows, while operating expense headwinds are offset by stage length improvements and PIP benefits

TRASK

R$ Cents

27,2
43,6
43,6
45,0
45,5
46,9
48,5
49,7
+3%
+1%
+3%
+3%
+2%
FY19
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

P-RASK

R$ Cents

24,2
37,7
37,1
38,1
39,0
41,6
43,1
44,2
+3%
+2%
+7%
+4%
+2%
FY19
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

CASK (Recurring)

R$ Cents

22,4
36,8
37,8
37,5
37,7
37,8
39,1
39,1
-1%
0%
0%
+3%
0%
FY19
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

CASK ex-Fuel (Recurring)

R$ Cents

16,1
23,0
25,3
24,2
24,2
24,6
25,9
26,1
-4%
0%
+2%
+6%
+1%
FY19
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

Source: GOL January 2025 5YP

39

Industry Leading & Sustainable EBITDA Margins

GOL

The 5YP projects strong EBITDA growth through 2029 which is supported by improved unit economics and cost reductions

Recurring EBITDA

R$ M

4.322
4.591
4.472
5.528
6.805
8.672
9.902
11.616
FY19
FY23
FY24E
FY25E
FY26E
FY27E
FY28E
FY29E

	FY19	FY23	FY24E	FY25E	FY26E	FY27E	FY28E	FY29E
Recurring EBITDA Margin	31.2%	24.5%	23.7%	25.0%	26.2%	29.4%	30.7%	33.6%

Source: GOL January 5YP
Note: Recurring EBITDA excluding non-recurring items

40

The Restructuring Provides Strong Liquidity levels

GOL's January 5YP projects substantially improved levels of liquidity

Liquidity[1]

R$ M

8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
6,381
Jan 24
Jan 25E
Jan 26E
Jan 27E
Jan 28E
Jan 29E
Jan 30E

Note: Actual results through November 2024 represent cash & cash equivalents; forecast aligns with defined liquidity including factorable receivables
January 2025 5YP only factors receivables in some months and an as needed basis in order to maintain sufficient cash
(1) Assumes take-back notes cash pay election for all periods; take-back debt assumed to be paid semi-annually; assumes US$330M exit equity financing

41

January 2025 5YP Net Debt

Deleveraging is achieved through the conversion of debt to equity and improved EBITDA as aircraft return to service, with leverage projected to drop to 2.7x by YE27 and 1.9x by YE29

Total Debt

R$ M

Lease Liabilities
Financial Debt
33,730
11.757
21.972
31,023
11.442
19.581
29,937
11.371
18.566
29,993
12.659
17.334
28,700
14.190
14.510
28,787
15.088
13.700
28,558
15.503
13.055
FY24E
May 2025E (Exit)
FY25E
FY26E
FY27E
FY28E
FY29E

Net Debt[1]

R$ M

29.722
25.977
24.115
24.548
23.133
23.537
22.177
FY24E
May 2025E (Exit)
FY25E
FY26E
FY27E
FY28E
FY29E

Recurring EBITDA

R$ M

4.472
4.291
5.528
6.805
8.672
9.902
11.616
FY24E
May 2025E (Exit)
FY25E
FY26E
FY27E
FY28E
FY29E

Net Debt

Turns of EBITDA

6,6x
6,1x
4,4x
3,6x
2,7x
2,4x
1,9x
FY24E
May 2025E (Exit)
FY25E
FY26E
FY27E
FY28E
FY29E

Note: Late May / early June 2025 assumed exit
(1) Calculated using total liquidity (cash + factorable receivables)

42

Index

Executive Summary

GOL Company Overview

Background

Unlocking GOL's Potential: Strategic Overview & Restructuring Benefits

Financial Forecast & Recapitalization

Appendix

43

Income Statement

GOL

Income Statement (R$ M)	2019	2023	LTM 9M 2024	2024E	LTM May 2025E	2025E	2026E	2027E	2028E	2029E
Net Revenue										
Passenger Revenue	12,364	16,247	11,485	16,061	16,826	18,727	22,247	26,188	28,646	30,777
Cargo Revenue	411	964	933	1,272	1,357	1,531	1,563	1,643	1,727	1,815
Smiles Revenue	447	622	468	566	670	711	834	982	1,067	1,154
Other Revenue	643	941	724	988	1,068	1,133	1,297	717	776	854
Total Net Revenue	**13,865**	**18,774**	**13,611**	**18,887**	**19,921**	**22,103**	**25,940**	**29,530**	**32,217**	**34,600**
Recurring Operating Expenses										
Fuel Expense	(3,970)	(5,950)	(3,956)	(5,414)	(5,898)	(6,533)	(7,677)	(8,339)	(8,739)	(9,057)
Labor Expense	(2,361)	(2,523)	(2,045)	(2,780)	(2,888)	(3,042)	(3,570)	(3,979)	(4,322)	(4,645)
Passenger Expense	(1,256)	(2,021)	(1,466)	(2,066)	(2,052)	(2,023)	(2,278)	(2,497)	(2,665)	(2,794)
Maintenance Expense	(140)	(1,320)	(1,028)	(1,332)	(1,787)	(1,853)	(2,012)	(1,860)	(2,029)	(1,538)
Departure & Landing Fees	(760)	(901)	(742)	(1,010)	(1,109)	(1,266)	(1,502)	(1,714)	(1,888)	(2,053)
Other Expenses	(1,056)	(1,469)	(1,251)	(1,813)	(1,897)	(1,857)	(2,097)	(2,470)	(2,673)	(2,897)
Total Operating Expenses	**(9,542)**	**(14,183)**	**(10,488)**	**(14,415)**	**(15,630)**	**(16,575)**	**(19,135)**	**(20,858)**	**(22,315)**	**(22,984)**
Recurring EBITDA	**4,322**	**4,591**	**3,122**	**4,472**	**4,291**	**5,528**	**6,805**	**8,672**	**9,902**	**11,616**
Recurring EBITDA Margin	*31.2%*	*24.5%*	*22.9%*	*23.7%*	*21.5%*	*25.0%*	*26.2%*	*29.4%*	*30.7%*	*33.6%*
Non-Recurring Expenses	(297)	414	(982)	(1,115)	(1,283)	(484)	196	231	206	252
Accounting EBITDA	**4,025**	**5,005**	**2,140**	**3,357**	**3,009**	**5,044**	**7,001**	**8,903**	**10,108**	**11,868**
Accounting EBITDA Margin	*29.0%*	*26.7%*	*15.7%*	*17.8%*	*15.1%*	*22.8%*	*27.0%*	*30.1%*	*31.4%*	*34.3%*
Depreciation & Amortization	(1,728)	(1,666)	(1,339)	(1,926)	(1,990)	(1,852)	(2,323)	(2,952)	(3,648)	(4,256)
EBIT	**2,297**	**3,339**	**801**	**1,431**	**1,018**	**3,192**	**4,678**	**5,951**	**6,460**	**7,612**
Financial Revenue	1,077	394	188	174	690	703	(19)	10	(9)	27
Financial Expenses	(2,734)	(4,067)	(3,992)	(5,467)	(9,779)	(7,951)	(3,615)	(3,761)	(3,781)	(3,871)
Other Expenses[1]	(87)	(623)	2,092	(988)	(4,273)	(3)	0	(0)	0	0
EBT	**553**	**(957)**	**(912)**	**(4,851)**	**(12,344)**	**(4,060)**	**1,044**	**2,199**	**2,670**	**3,768**
Taxes	(210)	(265)	(39)	(39)	(36)	0	(84)	(442)	(605)	(790)
Net Income	**344**	**(1,222)**	**(951)**	**(4,890)**	**(12,380)**	**(4,060)**	**960**	**1,757**	**2,065**	**2,977**
Net Income Margin	*2.5%*	*-6.5%*	*-7.0%*	*-25.9%*	*-62.1%*	*-18.4%*	*3.7%*	*6.0%*	*6.4%*	*8.6%*

Note: Forecast includes a substantial recapture of the negative impacts from F/X devaluation from the prior forecast published in May 2024 (which assumed a BRL/USD f/x rate of 5.0, declining to 4.85) to the current forecast (which assumes a BRL/USD f/x rate of 6.04 in the forecast periods); This recapture assumption is consistent with the f/x recapture experienced historically by GOL and the broader Brazilian airline industry (see slides 48-55 for more detail)
(1) Includes derivative expense / (income) and exchange variance, for the period beyond actuals (November 2024) these accounts have no impact given R$6.04 exchange rate in all periods

44

Balance Sheet

GOL

Balance Sheet (R$ M)	2023	2024E	2025E	2026E	2027E	2028E	2029E
Assets							
Cash & Cash Equivalents	503	2,100	3,425	2,474	2,193	1,577	2,523
Accounts Receivable	825	2,877	2,546	3,073	3,428	3,651	3,833
Inventory & Deposits	2,883	3,840	4,312	4,906	5,877	6,446	7,439
Restricted Cash	279	358	401	401	401	401	401
Property, Plant & Equipment	8,728	10,178	12,402	15,071	18,237	21,031	22,359
Other Assets[1]	3,507	3,731	3,751	3,700	3,614	3,634	3,597
Total Assets	16,726	23,084	26,837	29,625	33,748	36,740	40,151
Liabilities							
Loans	10,584	21,972	18,566	17,334	14,510	13,700	13,055
Leasing	9,441	11,757	11,371	12,659	14,190	15,088	15,503
Accounts Payable	3,912	4,832	4,732	5,950	7,020	7,314	7,757
Air Traffic Liability & Mileage Program	5,136	5,613	6,452	7,387	8,575	9,495	10,529
Provisions	3,914	4,257	3,722	3,399	3,277	2,962	2,245
Other Liabilities	6,907	2,616	1,866	1,806	1,820	1,761	1,664
Total Liabilities	39,893	51,048	46,708	48,536	49,392	50,319	50,753
Equity							
Common Stock	4,200	4,203	4,203	4,203	4,203	4,203	4,203
Treasury Shares	18	27	27	27	27	27	27
Capital Reserves	979	977	977	977	977	977	977
Equity Value Adjustments	(1,373)	(1,291)	(1,291)	(1,291)	(1,291)	(1,291)	(1,291)
Accumulated Profit (Loss)	(26,991)	(31,880)	(35,940)	(34,980)	(33,223)	(31,158)	(28,181)
Conversion to Claim	-	-	10,160	10,160	10,160	10,160	10,160
Equity Raise	-	-	1,993	1,993	3,503	3,503	3,503
Total Equity	(23,167)	(27,964)	(19,871)	(18,911)	(15,644)	(13,579)	(10,602)

Note: Forecast includes a substantial recapture of the negative impacts from F/X devaluation from the prior forecast published in May 2024 (which assumed a BRL/USD f/x rate of 5.0, declining to 4.85) to the current forecast (which assumes a BRL/USD f/x rate of 6.04 in the forecast periods); This recapture assumption is consistent with the f/x recapture experienced historically by GOL and the broader Brazilian airline industry (see slides 48-55 for more detail). No off-balance sheet liabilities are known or included in the plan detailed above.
(1) Includes pre-delivery deposits

46

Macro Assumptions & Other Assumptions

GOL

Average Foreign Exchange Rate

R$: US$

6,25
6,00
5,75
5,50
5,25
5,38
6,04
6,04
6,04
6,04
6,04
2024E
2025E
2026E
2027E
2028E
2029E

Domestic Inflation

%

6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
4.4%
4,0%
3,8%
3,7%
3,6%
3,6%
2024E
2025E
2026E
2027E
2028E
2029E

QAV (Fuel Price)

R$ / Liter

8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
4,43
4,78
4,85
4,85
4,85
4,85
2024E
2025E
2026E
2027E
2028E

Other Assumptions	2023	2024E	2025E	2026E	2027E	2028E	2029E
CDI	13.7%	10.8%	12.0%	11.5%	11.4%	11.6%	11.7%
CPI - BRL	4.6%	4.4%	4.0%	3.8%	3.7%	3.6%	3.6%
CPI - USD	4.1%	3.0%	2.3%	2.5%	2.5%	2.5%	2.5%
Lines of Flying - Average	104.6	98.8	107.9	121.8	132.2	139.3	146.1
ASKs (Millions)	43,053	43,273	49,116	56,991	62,986	66,436	69,656
RPKs (Millions)	35,317	35,928	39,711	45,920	50,640	53,784	56,768
Load Factor (%)	82%	83%	81%	81%	80%	81%	81%
PAX (Thousands)	31,830	30,746	32,473	36,800	39,584	42,197	43,969
Departures	226,735	217,840	240,399	266,056	286,408	302,451	313,042
Block Hours	453,093	448,260	502,954	586,709	642,757	677,526	706,813
Total Flight Hours	373,556	369,630	426,035	490,650	538,967	567,675	593,075
Available Seats (Thousands)	38,903	37,389	42,443	46,334	50,064	53,008	54,958
Total Aircraft Km (Thousands)	248,704	252,341	281,891	327,075	360,236	379,259	396,881
Average Total Aircraft Stage (km)	1,097	1,158	1,173	1,229	1,258	1,254	1,268
Cargo Tons (kg 000)	100,756	132,489	148,357	150,443	152,579	154,751	156,964

47

GOL's Success in Historically Recapturing FX Headwinds

GOL's ability to recapture impacts tied to the depreciation of the BRL is supported by various analyses

Summary

- **Between 2010 – 2024, GOL endured macro headwinds which drove additional spend tied to U.S. Dollar denominated costs**
  - During this period, the BRL depreciated from R$1.7 to R$6.1, a ~3.5x increase in the exchange rate
- **Foreign exchange devaluation impacts all players in the industry, as such negative impacts have historically been passed on to the consumer**
  - The following items are typically denominated in USD for all airlines within the industry; devaluation of the BRL leads to additional cash outflows:
    - Fuel expenses, maintenance capex and reserves, lease payments, capital issuance proceeds, and debt service
  - Given these industry-wide challenges, all Brazilian airlines including GOL have historically passed FX pressures on to the consumer through higher revenues
- **GOL has performed several analyses which demonstrate its success in recapturing macroeconomic pressures between 2010 - 2024**
  - **Analysis #1: Unit Revenue Growth Trends vs. Foreign Exchange Rate Growth**
    - GOL compared several historical periods on a quarterly basis to demonstrate consistent recapture of cash outflows caused by FX devaluations
  - **Analysis #2: Domestic Fare Regression**
    - A regression analysis of GOL's domestic fares from 2010 – 2024 shows a high correlation between FX growth and average fare growth with a 71% coefficient, meaning that each 1.0% change in foreign exchange rates impacts domestic fares (in BRL) by approximately 0.71%
    - U.S. denominated cash flows represent approximately 60% of GOL's passenger revenues[1]
    - Therefore, the regression analysis indicates that revenue growth has more than offset the increased cash outflow due to FX devaluation (passenger revenues grow by 71% of the increase in FX, but cash outflows denominated in USD represent only 60% of passenger revenues)
  - **Analysis #3: Indexing Method Using 2010 / 2018 Public Data**
    - By indexing absolute fuel and FX related costs to a base year, GOL visually demonstrates the quantity of recapture on revenues vs. headwinds on fuel and FX components
  - **Analysis #4: Foreign Exchange Movements are Highly Correlated to Unit Revenue Trends**
    - Calculating the trends between FX and unit revenue progression from 2010 – 2024 shows the two metrics are highly correlated

(1) Based on GOL 5YP; the sum of US$ denominated operating costs, US$ denominated aircraft ownership payments, and US$ denominated capex is equal to approximately 60% of PAX revenues in most years of the projection

48

Brazilian Airline Trends: 2010 – 2024

Industry experienced margin expansion between 2016 – 2022, demonstrating resilience during periods of exchange rate devaluation and capacity growth

Foreign Exchange Rate: BRL - USD

FX Rate
Brazilian Economic Crisis
COVID-19
Jan. 8, 2025 6.11
6,50
6,00
5,50
5,00
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Industry Domestic Capacity Growth (ASKs)

ASK Growth (YoY)
COVID-19
Brazilian Economic Crisis
40%
35%
30%
15%
10%
5%
0%
(5%)
(10%)
(15%)
(20%)
(25%)
(30%)
(35%)
(40%)
(45%)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Airline Adj. EBITDA / EBITDAR Margins[1]

GOL
Azul
LATAM
Brazilian Economic Crisis
COVID-19
35%
30%
25%
20%
15%
10%
5%
0%
(5%)
(10%)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

Source: Bloomberg Airline Dashboard; Dilo; Company investor relations excel workbooks
(1) Due IFRS 16 accounting standards; EBITDAR is reported prior to 2018 while EBITDA is used thereafter

50

Recapture Analysis: Change in Unit Revenue (PRASK) vs. BRL Exchange Rate

GOL

Over the last decade, in periods of significant FX devaluation, GOL consistently produced higher unit revenue growth (PRASK growth) compared to FX growth

Period	Q1		Q2		Q3		Q4	
Metric	PRASK[1] (BRL Cents)	Exchange Rate (BRL : USD)	PRASK (BRL Cents)	Exchange Rate (BRL : USD)	PRASK (BRL Cents)	Exchange Rate (BRL : USD)	PRASK (BRL Cents)	Exchange Rate (BRL : USD)
2012 – 2014	2012: 13,75; 2014: 18,23; +33%	2012: 1,83; 2014: 2,27; +24%	2012: 12,81; 2014: 18,35; +43%	2012: 2,01; 2014: 2,21; +10%	2012: 13,55; 2014: 17,94; +32%	2012: 2,03; 2014: 2,45; +21%	2012: 15,17; 2014: 18,55; +22%	2012: 2,04; 2014: 2,66; +30%
2017 – 2019	2017: 19,11; 2019: 23,27; +22%	2017: 3,12; 2019: 3,92; +26%	2017: 18,06; 2019: 26,03; +44%	2017: 3,31; 2019: 3,85; +16%	2017: 19,93; 2019: 26,12; +31%	2017: 3,16; 2019: 4,16; +31%	2017: 21,35; 2019: 27,04; +27%	2017: 3,31; 2019: 4,03; +22%
2022 - 2024	2022: 29,79; 2024: 40,05; +34%	2022: 4,74; 2024: 5,01; +6%	2022: 33,21; 2024: 36,47; +10%	2022: 5,26; 2024: 5,59; +6%	2022: 36,56; 2024: 38,73; +6%	2022: 5,42; 2024: 5,45; +1%	2022: 38,56; 2024: n/a	2022: 5,28; 2024: 6,18; +17%

In all cases unit revenue growth exceeds at least approx. 60% of FX growth[2], meaning growth in passenger revenues more than offsets the higher cash outflows due to FX devaluation

Note: GOL fundamentals spreadsheet (IR website, public data), Bloomberg foreign exchange rates
(1) PRASK equals pax revenue divided by ASKs; (2) Based on GOL 5YP; the sum of US$ denominated operating costs, US$ denominated aircraft ownership payments, and US$ denominated capex is equal to approximately 60% of PAX revenues in most years of the projection

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The Exchange Rate Impact on GOL's Domestic Revenue Fare Regression

GOL

GOL's revenue management team ran regressions on the Company's historical domestic average fare data (2010 – 2024); the regression analysis shows a high correlation between FX growth and BRL denominated average fare growth with a 71% coefficient

Foreign Exchange Rate Impact on Domestic Average Fares in U.S. Dollars

- **Foreign Exchange Rate Coefficient: (0.265)**
  - Coefficient implies a reduction in the U.S. denominated fare; however, the resulting BRL fare increases by ~71% of the FX growth impact
  - The (0.26) coefficient means that each 1.0% change in foreign exchange rates impacts domestic fares in USD by approximately (0.265%)
  - Once converted back into BRL, the resulting domestic fare is +0.71% higher (+1.0% higher due to higher FX multiplied by -0.265% change in USD fare)
- **Regression Supports that Over Time, GOL's Recapture has Offset FX Impacts on U.S. Dollar Denominated Cash Flows**
  - U.S. denominated cash flows represent approximately 60% of GOL's passenger revenues
    - Applicable cash flows included U.S. dollar denominated operating cash flows (i.e., fuel); U.S. dollar denominated aircraft ownership payments; and U.S. dollar denominated capital expenditures

Domestic Average Fare Regression Outputs

Input	Regression Coefficient	Description
Foreign Exchange Rate	(0.265)	Multiplied by the growth rate in BRL : USD foreign exchange rates between periods
Jet Fuel	0.57	Multiplied by the growth rate in jet fuel price per litre, in U.S. Dollars
Stage Length	0.56	Multiplied by stage length growth between periods (KMs)

Example of Regression Impact Using 10% Increase In Exchange Rate; All Else Equal

Example: 10% Growth in Fx	Starting Fare (R$)	Exchange Rate	Resulting Fare ($)
Date 1	300.00	6.00	50.00
Growth – Regression Output	n/a	n/a	(2.65%)
Date 2	321.25	6.60	48.67
Fare Growth (Period / Period)	7.1%	10%	(2.65%)

The regression analysis indicates that revenue growth has more than offset the increased cash outflow due to FX devaluation
(passenger revenues grow by 71% of the increase in FX, but cash outflows denominated in USD represent only 60% of passenger revenues)

Note: The regression analysis found a high correlation between average domestic fares and: Foreign exchange rates; Jet fuel prices (per liter); Stage length; Load factors. Analysis focuses on domestic fares given stability of the Company's domestic operation. Regressions were run using historical fare data represented in U.S. dollars. Regression results predict average fare changes in U.S. dollars, that must then be converted back into BRL. Regression variables were converted to Log, as a result coefficients can be interpreted as elasticities

52

Recapture Analysis: Correlation of Unit Revenues with FX

GOL

Using GOL's historical financials proves that unit passenger revenues and BRL exchange rate movements are meaningfully correlated, with values of 0.9+ for the periods between 2012 - 2024

PRASK vs. FX (R$)

Quarterly Correlation	Correlation (PRASK Vs. FX)
Q1 Data	0.92
Q2 Data	0.93
Q3 Data	0.93
Q4 Data	0.92

Correlations run for each quarter to avoid seasonality changes

PRASK
Fx
60
50
40
30
20
10
0
1,0
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0

PAX Rev less Fuel per ASK vs. FX (R$)

Quarterly Correlation	Correlation (Vs. FX)
Q1 Data	0.91
Q2 Data	0.92
Q3 Data	0.91
Q4 Data	0.90

PREV - Fuel / ASK
Fx
60
50
40
30
20
10
0
1,0
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0

Yield vs. FX (R$)

Quarterly Correlation	Correlation (Yield Vs. FX)
Q1 Data	0.92
Q2 Data	0.91
Q3 Data	0.92
Q4 Data	0.93

Yield
Fx
60
50
40
30
20
10
0
1,0
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0

PAX Rev less Fuel per RPK vs. FX (R$)

Quarterly Correlation	Correlation (Vs. FX)
Q1 Data	0.92
Q2 Data	0.91
Q3 Data	0.90
Q4 Data	0.91

PREV - Fuel / RPK
Fx
60
50
40
30
20
10
0
1,0
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0

Source: GOL Fundamentals Spreadsheet
Note: Excludes COVID Period (2Q 2020 – 4Q 2021)

55

GOL
PR-GUO

Thank You!

Presentation For Public Side Parties

Securities transactions conducted through our affiliate, Seabury Securities LLC, Member: FINRA/SIPC

Confidential – not for third party distribution © Seabury Securities LLC 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer